UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                           Commission File No.:0-3936
                           CUSIP Number: 685559-30-4
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):      Form 10-K      Form 20-F      Form 11-K      X Form 10-Q
                                                              ===
Form 10-D    Form N-SAR      Form N-CSR

     For Period Ended:     SEPTEMBER 30, 2009
                           ------------------

     [     ]     Transition Report on Form 10-K
     [     ]     Transition Report on Form 20-F
     [     ]     Transition Report on Form 11-K
     [     ]     Transition Report on Form 10-Q
     [     ]     Transition Report on Form N-SAR
     For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


ORBIT INTERNATIONAL CORP.
-------------------------
Full Name of Registrant

N/A
-------------------------
Former Name if Applicable

80  CABOT  COURT
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

HAUPPAUGE,  NEW  YORK  11788
-------------------------
City, State and Zip Code



PART II - RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should
be completed.  (Check box if appropriate)   X
                                           ===

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its Report on Form 10-Q for the Quarter ended September 30, 2009 within the prescribed time period without unreasonable effort and expense. Specifically, the Registrant has failed to meet certain financial covenants contained in its credit facility with its primary lender and, in connection therewith, is negotiating with its primary lender an amendment to and waiver with respect to such facility. The results of such negotiations may impact certain portions of its Report on Form 10-Q for the Quarter ended September 30, 2009. The Registrant will file the Report promptly upon the finalization of such negotiations and, in any event, within the grace period provided under Rule 12b-25.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

MITCHELL BINDER                (631)            435-8300
(Name)                         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).    X  Yes     No
                       ===


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  Yes     X  No
         ===

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           ORBIT INTERNATIONAL CORP.
                        ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     November 16, 2009     By:/s/Mitchell Binder
         -----------------        ------------------
                                  Mitchell Binder, Executive Vice President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).